Exhibit 99.1

Uxin Announces ADS Ratio Change

BEIJING, October 12, 2022 (GLOBE NEWSWIRE) -- Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced that it plans to change the ratio of its American Depositary Shares ("ADSs") to Class A ordinary shares from one (1) ADS representing three (3) Class A ordinary shares to one (1) ADS representing thirty (30) Class A ordinary shares.

This ratio change will have the same effect as a one-for-ten reverse ADS split for Uxin's ADSs holders. There will be no change to Uxin’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with this ratio change. No action is required by holders of ADSs to effect the ratio change, as the change will be effected on the books of the ADS depositary. Following the ratio change, Uxin’s ADSs will continue to be traded on the Nasdaq Global Select Market under the ticker symbol “UXIN.”

The effect of the ratio change on the ADS trading price on the Nasdaq Global Select Market is expected to take place at the open of business on October 28, 2022. As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than 10 times the ADS price before the change.

About Uxin

Uxin is a leading e-commerce platform for buying and selling used cars in China. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in select regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Ms. Joyce Tang

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.com